UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Fresh Tracks Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

10802T204
(CUSIP Number)

November 17, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10802T204
(1)	Names of reporting persons Exploration Capital Fund, LP Exploration Capital General Partner, LLC
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization Exploration Capital Fund, LP – Delaware Exploration Capital General Partner, LLC – Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power – 0
	(6)	Shared voting power – 597,000
	(7)	Sole dispositive power – 0
	(8)	Shared dispositive power – 597,000

(9)	Aggregate amount beneficially owned by each reporting person – 597,000

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(10)	Percent of class represented by amount in Row (9) – 9.99%

(12)	Type of reporting person (see instructions) Exploration Capital Fund, LP – “PN” Exploration Capital General Partner, LLC – “OO”

ITEM 1(A) NAME OF ISSUER:

Fresh Tracks Therapeutics Inc. (the “Issuer”)

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2000 Central Avenue

Suite 100

Boulder, CO 80301

ITEM 2 (A) NAME OF PERSON FILING:

(1) Exploration Capital Fund, LP, a Delaware limited partnership with respect to the shares of Common Stock; and

(2) Exploration Capital General Partner, LLC, the general partner of Exploration Capital Fund, LP, with respect to the shares of Common Stock held by the Exploration Capital Fund, LP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

250 East 200 South, Floor 16

Salt Lake City, UT 84111

ITEM 2 (C) CITIZENSHIP:

Exploration Capital Fund, LP – Delaware

Exploration Capital General Partner, LLC – Delaware

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value per share (“Common Stock”).

ITEM 2 (E) CUSIP NO.: 10802T204

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned:
(b)	Exploration Capital Fund, LP – 597,000

(c)	Exploration Capital General Partner, LLC – 597,000

(b) Percent of class:

9.99% of the 5,973,306 shares of Common Stock outstanding as of September 30, 2023 as reported in the Issuer’s Form 10-Q Quarterly Report filed on November 13, 2023.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 597,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 597,000

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

ITEM 10. CERTIFICATIONS

(a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

X(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	11/27/2023

Signature.	/s/ Stephen L. Gustin

Name/Title.	Managing Member

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